EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges, the ratio of earnings to combined fixed charges and preferred stock dividends, as well as any deficiency of earnings are determined using the following applicable factors:
Earnings available for fixed charges are calculated first, by determining the sum of: (a) income from continuing operations before income taxes and equity income; (b) distributed equity income; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and net income attributable to noncontrolling interests.
Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; and (c) that portion of rental expense that is representative of the interest factor.
Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series A convertible preferred stock.

	Three Months Ended March 31,
(in millions)	2015	2014
Fixed Charges:
Interest expense	$90	$100
Capitalized interest	—	1
Portion of rental expense which represents interest factor	68	66
Total Fixed Charges	$158	$167
Earnings Available for Fixed Charges:
Pre-tax income	$201	$271
Add: Distributed equity income of affiliated companies	3	—
Add: Fixed charges	158	167
Less: Capitalized interest	—	(1)
Less: Net income-noncontrolling interests	(5)	(5)
Total Earnings Available for Fixed Charges	$357	$432
Ratio of Earnings to Fixed Charges	2.26	2.59
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends:
Fixed Charges:
Interest expense	$90	$100
Capitalized interest	—	1
Portion of rental expense which represents interest factor	68	66
Total Fixed Charges before preferred stock dividends pre-tax income requirements	158	167
Preferred stock dividends pre-tax income requirements	10	10
Total Combined Fixed Charges and Preferred Stock Dividends	$168	$177
Earnings Available for Fixed Charges:
Pre-tax income	$201	$271
Add: Distributed equity income of affiliated companies	3	—
Add: Fixed charges before preferred stock dividends	158	167
Less: Capitalized interest	—	(1)
Less: Net income-noncontrolling interests	(5)	(5)
Total Earnings Available for Fixed Charges and Preferred Stock Dividends	$357	$432
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	2.13	2.44

Note: The ratios for the three months ended March 31, 2014 have been restated to reflect the pending sale of our ITO business which is held for sale and reported as a discontinued operation as of December 31, 2014. Refer to Note 5 - Divestitures in the Consolidated Financial Statements for additional information regarding this pending sale.